Exhibit 99.2

KB Financial Group Inc.

Interim Separate Financial Statements

June 30, 2015 and 2014

KB Financial Group Inc.

Index

June 30, 2015 and 2014

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of the separate statement of financial position of the Company as of June 30, 2015, and the related separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2015 and 2014, and the statements of changes in equity and cash flows for the six-month periods ended June 30, 2015 and 2014, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2015. These financial statements are not included in this review report. The statement of financial position as of December 31, 2014, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2014.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 13, 2015

This report is effective as of August 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Interim Separate Statements of Financial Position

June 30, 2015 (Unaudited) and December 31, 2014

(In millions of Korean won)	Notes	June 30, 2015		December 31, 2014

Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	62,280	~~W~~	30,739
Financial assets at fair value through profit or loss	4,5,7		49,295		—
Loans	4,5,8		—		10,000
Investments in subsidiaries	9		18,557,566		18,557,566
Investment in associate	10		651,403		—
Property and equipment	11		589		514
Intangible assets	12		8,546		8,684
Deferred income tax assets	13		4,041		4,089
Other assets	4,5,14		201,408		598,929

Total assets		~~W~~	19,535,128	~~W~~	19,210,521

Liabilities
Debentures	4,5,15	~~W~~	1,058,027	~~W~~	628,837
Net defined benefit liabilities	16		1,794		803
Current income tax liabilities			132,489		222,639
Other liabilities	4,5,17		73,734		71,568

Total liabilities			1,266,044		923,847

Equity
Share capital	18		1,931,758		1,931,758
Capital surplus	18		13,513,809		13,513,809
Accumulated other comprehensive loss	18		(4,279)		(4,238)
Retained earnings	18		2,827,796		2,845,345

Total equity			18,269,084		18,286,674

Total liabilities and equity		~~W~~	19,535,128	~~W~~	19,210,521

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

		Period ended June 30, 2015				Period ended June 30, 2014
(In millions of Korean won, except per share amounts)	Notes	Three months		Six months		Three months		Six months

Interest income		~~W~~	1,176	~~W~~	1,482	~~W~~	821	~~W~~	1,435
Interest expense			(5,700)		(10,974)		(5,331)		(8,585)

Net interest income	20		(4,524)		(9,492)		(4,510)		(7,150)

Fee and commission income			—		—		—		—
Fee and commission expense			(1,909)		(2,872)		(1,284)		(4,450)

Net fee and commission income	21		(1,909)		(2,872)		(1,284)		(4,450)

Net losses on financial assets at fair value through profit or loss	22		(86)		(52)		—		—

Net other operating income(expense)	23		—		315,527		(14,747)		193,770

General and administrative expenses	24		(8,848)		(19,432)		(7,362)		(15,915)

Operating profit(loss) before provision for credit losses			(15,367)		283,679		(27,903)		166,255

Provision for credit losses			—		—		—		—

Operating profit(loss)			(15,367)		283,679		(27,903)		166,255

Net non-operating income(expense)	25		381		187		(439)		(580)

Profit(loss) before tax			(14,986)		283,866		(28,342)		165,675

Income tax benefit(expense)	26		837		(61)		(408)		(1,002)

Profit(loss) for the period			(14,149)		283,805		(28,750)		164,673

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(17)		(41)		(11)		(26)

Other comprehensive loss for the period, net of tax			(17)		(41)		(11)		(26)

Total comprehensive income(loss) for the period		~~W~~	(14,166)	~~W~~	283,764	~~W~~	(28,761)	~~W~~	164,647

Earnings(loss) per share
Basic earnings(loss) per share	27	~~W~~	(37)	~~W~~	735	~~W~~	(74)	~~W~~	426
Diluted earnings(loss) per share	27		(36)		732		(74)		425

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Changes in Equity

Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Loss		Retained Earnings		Total Equity

Balance at January 1, 2014	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(2,715)	~~W~~	2,605,570	~~W~~	18,048,422

Comprehensive income
Profit for the period		—		—		—		164,673		164,673
Remeasurements of net defined benefit liabilities		—		—		(26)		—		(26)

Total comprehensive income		—		—		(26)		164,673		164,647

Transactions with shareholders
Dividends		—		—		—		(193,176)		(193,176)

Total transactions with shareholders		—		—		—		(193,176)		(193,176)

Balance at June 30, 2014	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(2,741)	~~W~~	2,577,067	~~W~~	18,019,893

Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,238)	~~W~~	2,845,345	~~W~~	18,286,674

Comprehensive income
Profit for the period		—		—		—		283,805		283,805
Remeasurements of net defined benefit liabilities		—		—		(41)		—		(41)

Total comprehensive income		—		—		(41)		283,805		283,764

Transactions with shareholders
Dividends		—		—		—		(301,354)		(301,354)

Total transactions with shareholders		—		—		—		(301,354)		(301,354)

Balance at June 30, 2015	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,279)	~~W~~	2,827,796	~~W~~	18,269,084

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

		Six-Month Period Ended June 30
(In millions of Korean won)	Note	2015		2014

Cash flows from operating activities
Profit for the period		~~W~~	283,805	~~W~~	164,673

Adjustment for non-cash items
Depreciation and amortization			403		461
Share-based payments			1,385		(1,007)
Net interest income			34		(128)
Impairment loss on investments in subsidiaries			—		14,747
Loss on valuation of financial assets at fair value through profit or loss			705		—
Net other expense			1,171		1,148

			3,698		15,221

Changes in operating assets and liabilities
Deferred income tax assets			48		994
Other assets			315,270		(116)
Other liabilities			(18,858)		(3,356)

			296,460		(2,478)

Net cash generated from operating activities			583,963		177,416

Cash flows from investing activities
Acquisition of investments in subsidiaries			—		(279,870)
Acquisition of investment in associate			(645,000)		—
Acquisition of financial assets at fair value through profit or loss			(50,000)		—
Collection of loans			10,000		—
Acquisition of property and equipment			(229)		(137)
Acquisition of intangible assets			(268)		(31)
Disposal of intangible assets			157		700
Net decrease(increase) in guarantee deposits paid			5,246		(190)
Others			37		(1)

Net cash used in investing activities			(680,057)		(279,529)

Cash flows from financing activities
Issuance of debentures			428,989		279,340
Dividends paid			(301,354)		(193,176)

Cash provided by financing activities			127,635		86,164

Net increase(decrease) in cash and cash equivalents			31,541		(15,949)
Cash and cash equivalents at the beginning of the period	28		30,736		77,295

Cash and cash equivalents at the end of the period	28	~~W~~	62,277	~~W~~	61,346

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s paid-in capital as of June 30, 2015, is ~~W~~1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The Company’s separate financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The preparation of separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the six-month period ended June 30, 2015, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with the Korean IFRS which is effective as of June 30, 2015.

The Company newly applied the following amended and enacted standards for the annual period beginning on January 1, 2015, and application of these amendment and improvements does not have a material impact on its separate financial statements.

•	Amendment to Korean IFRS 1019, Employee Benefits

•	Annual improvements to Korean IFRSs 2010–2012 cycle

•	Annual improvements to Korean IFRSs 2011–2013 cycle

The Company expects that new standards, amendments and interpretations issued but not effective for the annual period beginning on January 1, 2015, and not early adopted would not have a material impact on its separate financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except impact of changes due to enactment of new standards, amendments disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting work processes, procedures and detailed policies relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Due from financial institutions	~~W~~	62,280	~~W~~	30,739
Loans		—		10,000
Other financial assets		17,900		319,973

	~~W~~	80,180	~~W~~	360,712

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the separate financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	June 30, 2015			Dec. 31, 2014
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loans
Neither past due nor impaired	~~W~~	—	—	~~W~~	10,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		—	—		10,000	100.00

Allowances		—	—		—	—

Carrying amount	~~W~~	—	—	~~W~~	10,000	100.00

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Grade 1	~~W~~	—	~~W~~	10,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	~~W~~	—	~~W~~	10,000

Credit quality of loans graded according to the probability of default are as follows:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.2.5 Credit Risk Concentration Analysis

The details of the Company’s loans by country as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	—	—	~~W~~	—	~~W~~	—

	~~W~~	—	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	Dec. 31, 2014
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

The details of the Company’s corporate loans by industry as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	—	—	~~W~~	—	~~W~~	—

	~~W~~	—	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	Dec. 31, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of June 30, 2015 and December 31, 2014, is as follows:

(In millions of Korean won)
	June 30, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	62,403	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	62,403
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		49,295		49,295
Other financial assets		—		2,817		—		15,012		—		—		17,829

	~~W~~	62,403	~~W~~	2,817	~~W~~	—	~~W~~	15,012	~~W~~	—	~~W~~	49,295	~~W~~	129,527

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	7,624	~~W~~	22,871	~~W~~	832,464	~~W~~	310,759	~~W~~	1,173,718
Other financial liabilities		—		9,460		—		179		—		—		9,639

	~~W~~	—	~~W~~	9,460	~~W~~	7,624	~~W~~	23,050	~~W~~	832,464	~~W~~	310,759	~~W~~	1,183,357

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	30,771	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,771
Loans		—		26		51		10,077		—		—		10,154
Other financial assets		—		28		300,012		20,258		—		—		320,298

	~~W~~	30,771	~~W~~	54	~~W~~	300,063	~~W~~	30,335	~~W~~	—	~~W~~	—	~~W~~	361,223

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	5,175	~~W~~	15,525	~~W~~	557,408	~~W~~	124,104	~~W~~	702,212
Other financial liabilities		—		1,119		—		—		—		—		1,119

	~~W~~	—	~~W~~	1,119	~~W~~	5,175	~~W~~	15,525	~~W~~	557,408	~~W~~	124,104	~~W~~	703,331

[1]	The amount of ~~W~~3 million, which is restricted amount due from the financial institutions as of June 30, 2015 and December 31, 2014, is excluded.
[2]	Financial assets designated at fair value through profit or loss, hybrid capital instruments, are included in the ‘Over 5 years’ category which includes their remaining contractual maturity, owing to uncertain point of sale.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities, and measurement and management of interest rate VaR.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	49,295	~~W~~	49,295
Loans and receivables
Cash and due from financial institutions		62,280		62,280
Other financial assets		17,900		17,900

	~~W~~	129,475	~~W~~	129,475

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	1,058,027	~~W~~	920,190
Other financial liabilities		11,806		11,806

	~~W~~	1,069,833	~~W~~	931,996

(In millions of Korean won)	Dec. 31, 2014
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	~~W~~	30,739	~~W~~	30,739
Loans		10,000		10,000
Other financial assets		319,973		319,973

	~~W~~	360,712	~~W~~	360,712

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	628,837	~~W~~	552,520
Other financial liabilities		3,041		3,041

	~~W~~	631,878	~~W~~	555,561

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of June 30, 2015, is as follows:

(In millions of Korean won)	June 30, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	—	~~W~~	—	~~W~~	49,295	~~W~~	49,295

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	62,280	~~W~~	—	~~W~~	62,280
Other financial assets		—		—		17,900		17,900

	~~W~~	—	~~W~~	62,280	~~W~~	17,900	~~W~~	80,180

Financial liabilities
Debentures	~~W~~	—	~~W~~	920,190	~~W~~	—	~~W~~	920,190
Other financial liabilities		—		—		11,806		11,806

	~~W~~	—	~~W~~	920,190	~~W~~	11,806	~~W~~	931,996

(In millions of Korean won)	Dec. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	30,739	~~W~~	—	~~W~~	30,739
Loans[2]		—		—		10,000		10,000
Other financial assets		—		—		319,973		319,973

	~~W~~	—	~~W~~	30,739	~~W~~	329,973	~~W~~	360,712

Financial liabilities
Debentures	~~W~~	—	~~W~~	552,520	~~W~~	—	~~W~~	552,520
Other financial liabilities		—		—		3,041		3,041

	~~W~~	—	~~W~~	552,520	~~W~~	3,041	~~W~~	555,561

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value
[2]	Because loans classified as level 3 are loans with interest rate reset period of less than three months, we regarded the carrying amount as representative of fair value

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

5.2 Level 3 of the fair value hierarchy disclosure

5.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the six-month period ended June 30, 2015, are as follows:

(In millions of Korean won)	June 30, 2015
Financial assets at fair value through profit or loss
Designated at fair value through profit or loss
Beginning balance	~~W~~	—
Total gains or losses
- Profit or loss		(705)
- Other comprehensive income		—
Purchases		50,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	49,295

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the six-month period ended June 30, 2015, are as follows:

(In millions of Korean won)	June 30, 2015
	Expense from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(705)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(705)		—		—

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)			June 30, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	49,295	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.32~5.56	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.44	The higher the volatility, the higher the fair value fluctuation

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	June 30, 2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	2,327	~~W~~	(2,223)	~~W~~	—	~~W~~	—

[1]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate(2.32~5.56%), the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

6. Due From Financial Institution

The details of due from financial institution as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (June 30, 2015)	June 30, 2015		Dec. 31, 2014
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 1.65	~~W~~	62,280	~~W~~	30,739

The maturities of due from financial institution, excluding restricted due from financial institution, as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	62,277	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	62,277

(In millions of Korean won)	Dec. 31, 2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	30,736	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,736

Restricted due from financial institution as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Financial Institution	June 30, 2015		Dec. 31, 2014		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft facility

		~~W~~	3	~~W~~	3

7. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or losses as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	49,295	~~W~~	—

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

8. Loans

Loans as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Loans	~~W~~	—	~~W~~	10,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	—	~~W~~	10,000

9. Investments in subsidiaries

The details of subsidiaries as of June 30, 2015, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Investment & Securities Co., Ltd.	Financial investment	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial Leasing	Korea
KB Savings Bank Co., Ltd.	Savings Banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

Investments in subsidiaries as of June 30, 2015 and December 31, 2014, are as follows:

Name of subsidiary	Number of Issued Shares	Ownership(%)	Carrying amount
	(June 30, 2015)		June 30, 2015		Dec. 31, 2014
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.	31,588,314	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	11,180,630	52.02		279,870		279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	18,557,566	~~W~~	18,557,566

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The changes in accumulated impairment losses on investments in subsidiaries for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	June 30, 2014
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(36,995)	~~W~~	(14,747)	~~W~~	—	~~W~~	(51,742)

[1]	The industry environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in KB Savings Bank Co., Ltd.

10. Investment in associate

The details of investment in associate as of June 30, 2015, are as follows:

(In millions of Korean won)	June 30, 2015
Name of associate	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.[1]	22.59	~~W~~	651,403	~~W~~	672,963	~~W~~	651,403	Non-life insurance	Korea

[1]	Although ownership based on law is 19.47%, the Company represents 22.59% ownership based on the investee’s voting rights after considering the treasury shares.

The changes in investment in associate for the six-month periods ended June 30, 2015 are as follows:

(In millions of Korean won)	June 30, 2015
Name of associate	Beginning		Acquisition		Disposal		Impairment		Ending
KB Insurance Co., Ltd.	~~W~~	—	~~W~~	651,403	~~W~~	—	~~W~~	—	~~W~~	651,403

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

11. Property and Equipment

The details of property and equipment as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	719	~~W~~	(489)	~~W~~	—	~~W~~	230
Equipment and vehicles		4,818		(4,459)		—		359

	~~W~~	5,537	~~W~~	(4,948)	~~W~~	—	~~W~~	589

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	521	~~W~~	(417)	~~W~~	—	~~W~~	104
Equipment and vehicles		4,787		(4,377)		—		410

	~~W~~	5,308	~~W~~	(4,794)	~~W~~	—	~~W~~	514

12. Intangible Assets

The details of intangible assets as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,571	~~W~~	(2,130)	~~W~~	—	~~W~~	441
Membership rights		9,439		—		(1,985)		7,454
Other intangible assets		3,481		(2,830)		—		651

	~~W~~	15,491	~~W~~	(4,960)	~~W~~	(1,985)	~~W~~	8,546

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,571	~~W~~	(2,022)	~~W~~	—	~~W~~	549
Membership rights		9,497		—		(1,988)		7,509
Other intangible assets		3,315		(2,689)		—		626

	~~W~~	15,383	~~W~~	(4,711)	~~W~~	(1,988)	~~W~~	8,684

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

13. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,170	~~W~~	—	~~W~~	2,170
Membership rights		480		—		480
Defined benefit obligation		963		—		963
Plan assets		—		(390)		(390)
Short-term employee benefits		328		—		328
Others		497		(7)		490

		4,438		(397)		4,041
Offsetting of deferred tax assets and liabilities		(397)		397		—

	~~W~~	4,041	~~W~~	—	~~W~~	4,041

(In millions of Korean won)	Dec. 31, 2014
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,211	~~W~~	—	~~W~~	2,211
Membership rights		481		—		481
Defined benefit obligation		1,549		—		1,549
Plan assets		—		(861)		(861)
Short-term employee benefits		285		—		285
Others		424		—		424

		4,950		(861)		4,089
Offsetting of deferred tax assets and liabilities		(861)		861		—

	~~W~~	4,089	~~W~~	—	~~W~~	4,089

14. Other Assets

The details of other assets as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Other financial assets
Receivables	~~W~~	2,816	~~W~~	300,041
Accrued income		153		37
Guarantee deposits		14,931		19,895

		17,900		319,973

Other assets
Receivables		182,593		278,190
Prepaid expenses		859		681
Advance payments		56		85

		183,508		278,956

	~~W~~	201,408	~~W~~	598,929

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

15. Debentures

The details of debentures as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) (June 30, 2015)	June 30, 2015		Dec. 31, 2014
Unguaranteed debentures No. 3-1	2013-08-13	2016-08-13	3.14	~~W~~	150,000	~~W~~	150,000
Unguaranteed debentures No. 3-2	2013-08-13	2018-08-13	3.46		130,000		130,000
Unguaranteed debentures No. 3-3	2013-08-13	2020-08-13	3.65		70,000		70,000
Unguaranteed debentures No. 4	2014-03-17	2017-03-17	3.02		150,000		150,000
Unguaranteed debentures No. 5-1	2014-03-19	2019-03-19	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	2014-03-19	2021-03-19	3.50		50,000		50,000
Unguaranteed debentures No. 6	2015-02-26	2022-02-26	2.38		30,000		—
Unguaranteed debentures No. 7	2015-06-23	2018-06-23	1.98		150,000		—
Unguaranteed debentures No. 8	2015-06-23	2020-06-23	2.34		100,000		—
Unguaranteed debentures No. 9	2015-06-23	2022-06-23	2.52		150,000		—

					1,060,000		630,000
	Bond Discounts				(1,973)		(1,163)

				~~W~~	1,058,027	~~W~~	628,837

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The maturities of debentures as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	450,000	~~W~~	610,000	~~W~~	1,060,000

(In millions of Korean won)	Dec. 31, 2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000	~~W~~	330,000	~~W~~	630,000

The changes in debentures based on face value for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	630,000	~~W~~	430,000	~~W~~	—	~~W~~	1,060,000

(in millions of Korean won)	June 30, 2014
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	350,000	~~W~~	280,000	~~W~~	—	~~W~~	630,000

16. Net defined benefit liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data such as interest rates, future salary increase rate, mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The changes in the defined benefit obligation for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	13,117	~~W~~	(12,314)	~~W~~	803
Current service cost		888		—		888
Interest cost(income)		201		(189)		12
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		54		54
Payments from plans		(1,682)		1,682		—
Payments from the Company		(52)		—		(52)
Transfer in		2,473		(2,384)		89
Transfer out		(1,918)		1,918		—

Ending	~~W~~	13,027	~~W~~	(11,233)	~~W~~	1,794

(In millions of Korean won)
	June 30, 2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	9,532	~~W~~	(8,099)	~~W~~	1,433
Current service cost		761		—		761
Interest cost(income)		190		(161)		29
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		34		34
Payments from plans		(937)		937		—
Payments from the Company		(21)		—		(21)
Transfer in		1,736		(1,736)		—
Transfer out		(1,188)		1,170		(18)

Ending	~~W~~	10,073	~~W~~	(7,855)	~~W~~	2,218

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of the net defined benefit liabilities as of June 30, 2015 and December 31, 2014, are as follows:

	June 30, 2015		Dec. 31, 2014
Present value of defined benefit obligation	~~W~~	13,027	~~W~~	13,117
Fair value of plan assets		(11,233)		(12,314)

Net defined benefit liabilities	~~W~~	1,794	~~W~~	803

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Current service cost	~~W~~	888	~~W~~	761
Interest expenses of net defined benefit liabilities		12		29

Post-employment benefits	~~W~~	900	~~W~~	790

17. Other liabilities

The details of other liabilities as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Other financial liabilities
Payables	~~W~~	9,284	~~W~~	360
Accrued expenses		2,522		2,681

		11,806		3,041

Other non-financial liabilities
Payables		13,555		16,291
Accrued expenses		48,174		51,978
Withholding taxes		199		258

		61,928		68,527

	~~W~~	73,734	~~W~~	71,568

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

18. Equity

18.1 Share capital

The details of share capital as of June 30, 2015 and December 31, 2014, are as follows:

	June 30, 2015		Dec. 31, 2014
Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

The changes in shares outstanding for the six-month periods ended June 30, 2015 and 2014, are as follows:

	June 30, 2015
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	June 30, 2014
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

18.2 Capital Surplus

The details of capital surplus as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Share premium	~~W~~	12,226,597	~~W~~	12,226,597
Other capital surplus		1,287,212		1,287,212

	~~W~~	13,513,809	~~W~~	13,513,809

18.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Remeasurements of net defined benefit liabilities	~~W~~	(4,279)	~~W~~	(4,238)

	~~W~~	(4,279)	~~W~~	(4,238)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The changes in accumulated other comprehensive income for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,238)	~~W~~	(54)	~~W~~	13	~~W~~	(4,279)

	~~W~~	(4,238)	~~W~~	(54)	~~W~~	13	~~W~~	(4,279)

(In millions of Korean won)	June 30, 2014
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(2,715)	~~W~~	(34)	~~W~~	8	~~W~~	(2,741)

	~~W~~	(2,715)	~~W~~	(34)	~~W~~	8	~~W~~	(2,741)

18.4 Retained Earnings

The details of retained earnings as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Legal reserves	~~W~~	251,517	~~W~~	208,221
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		2,942		1,295
Unappropriated retained earnings		1,591,337		1,653,829

	~~W~~	2,827,796	~~W~~	2,845,345

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of the regulatory reserve for credit losses as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Beginning	~~W~~	2,942	~~W~~	1,295
Amounts estimated to be appropriated		(2,014)		1,647

Ending	~~W~~	928	~~W~~	2,942

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won, except per share amounts)	June 30, 2015
	Three months		Six months
Reversal of regulatory reserve for credit losses	~~W~~	(986)	~~W~~	(2,014)
Adjusted profit(loss) after reversal of regulatory reserve for credit losses[1]		(13,163)		285,819
Adjusted basic earnings(loss) per share after reversal of regulatory reserve for credit losses[1]		(34)		740
Adjusted diluted earnings(loss) per share after reversal of regulatory reserve for credit losses[1]		(34)		737

(In millions of Korean won, except per share amounts)	June 30, 2014
	Three months		Six months
Reversal of regulatory reserve for credit losses	~~W~~	(611)	~~W~~	(414)
Adjusted profit (loss) after reversal of regulatory reserve for credit losses[1]		(28,139)		165,087
Adjusted basic earnings (loss) per share after reversal of regulatory reserve for credit losses[1]		(73)		427
Adjusted diluted earnings (loss) per share after reversal of regulatory reserve for credit losses[1]		(73)		426

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

19. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2014, of ~~W~~780 per share, amounting to total dividends of ~~W~~301,354 million, were declared at the annual general meeting on March 27, 2015. The dividends paid to the shareholders of the Company in 2014 were ~~W~~193,176 million (~~W~~500 per share).

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

20. Net Interest Income

Interest income and interest expense for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	~~W~~	1,097	~~W~~	1,270	~~W~~	581	~~W~~	957
Loans		—		45		100		199
Other		79		167		140		279

		1,176		1,482		821		1,435

Interest expense
Debentures		5,700		10,974		5,331		8,585

		5,700		10,974		5,331		8,585

Net interest expense	~~W~~	(4,524)	~~W~~	(9,492)	~~W~~	(4,510)	~~W~~	(7,150)

21. Net Fee and Commission Income

Fee and commission income and fee and commission expense for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Fee and commission income
Fees in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

Fee and commission expense
Fees paid in Korean won	~~W~~	1,897		2,774		1,284		4,372
Fees paid in foreign currency		12		98		—		78

		1,909		2,872		1,284		4,450

Net fee and commission expense	~~W~~	(1,909)	~~W~~	(2,872)	~~W~~	(1,284)	~~W~~	(4,450)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

22. Net gains or losses on financial Instruments at fair value through profit or loss

Net gains on financial instruments at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	619	~~W~~	653	~~W~~	—	~~W~~	—

		619		653		—		—

Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss		705		705		—		—

		705		705		—		—

Net losses on financial instruments at fair value through profit or loss	~~W~~	(86)	~~W~~	(52)	~~W~~	—	~~W~~	—

23. Net Other Operating Income

Other operating income or other operating expense for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	315,527	~~W~~	—	~~W~~	208,517

		—		315,527		—		208,517

Other operating expense
Impairment loss on investments in subsidiaries		—		—		14,747		14,747

		—		—		14,747		14,747

Net other operating income(expense)	~~W~~	—	~~W~~	315,527	~~W~~	(14,747)	~~W~~	193,770

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

24. General and administrative expenses

The details of general and administrative expenses for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	4,974	~~W~~	10,350	~~W~~	4,481	~~W~~	9,202
Salaries and other short-term employee benefits - Others		835		1,699		688		1,339
Termination benefits		—		163		—		—
Post employment benefits - defined benefit plans		405		900		395		790
Share-based payments		334		1,385		(924)		(1,007)

		6,548		14,497		4,640		10,324

Depreciation and amortization		203		403		233		461

Other general and administrative expenses
Travel		(1)		150		10		36
Communications		117		254		112		199
Tax and dues		55		163		52		126
Publication		84		109		65		95
Rental expense		380		745		443		864
Vehicle		39		63		61		99
Service fees		137		427		343		694
Advertising		41		378		44		401
Training		69		114		15		45
Others		1,176		2,129		1,344		2,571

		2,097		4,532		2,489		5,130

	~~W~~	8,848	~~W~~	19,432	~~W~~	7,362	~~W~~	15,915

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of June 30, 2015, is as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
Share grants
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	37,904	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	19,042	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 12	2014.11.21	60,841	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	2015.01.01	36,210	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	2,798	Satisfied
Deferred grant in 2011	—	957	Satisfied
Deferred grant in 2012	—	5,318	Satisfied
Deferred grant in 2013	—	13,058	Satisfied
Deferred grant in 2014	—	4,547	Satisfied

		444,745

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(Kookmin Bank)
Series 48	2013.07.23	14,470	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 49	2013.07.24	36,495	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 50	2013.07.24	9,214	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 57	2014.01.01	8,853	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 58	2014.01.01	78,700	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 60	2015.01.01	349,984	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	2015.04.14	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Deferred grant in 2010	—	50	Satisfied
Deferred grant in 2011	—	101	Satisfied
Deferred grant in 2012	—	13,082	Satisfied
Deferred grant in 2013	—	70,659	Satisfied
Deferred grant in 2014	—	124,149	Satisfied
Deferred grant in 2015	—	1,877	Satisfied

		726,302

(Other subsidiaries)
Share granted in 2010		3,086	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2011		7,230	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Share granted in 2012	22,834	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2013	104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2014	81,882	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2015	108,199	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]

	327,625

	1,498,672

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 35%, 35% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

[6]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[7]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted Value-up Index and the targeted relative TSR, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 50% and 50% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 70% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of June 30, 2015, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	9,215	Satisfied
Share granted in 2013	2013.01.01	11,496	Satisfied
Share granted in 2014	2014.01.01	23,304	Satisfied
Share granted in 2015	2015.01.01	10,087	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	14,486	Satisfied
Share granted in 2012	2012.01.01	69,471	Satisfied
Share granted in 2013	2013.01.01	74,387	Satisfied
Share granted in 2014	2014.01.01	167,044	Satisfied
Share granted in 2015	2015.01.01	81,713	Proportion to service period
(Other subsidiaries)
Share granted in 2013		6,551	Satisfied
Share granted in 2014		39,640	Satisfied
Share granted in 2015		27,867	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of June 30, 2015 and December 31, 2014, are ~~W~~45,485 million and ~~W~~48,734 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ~~W~~36,519 million and ~~W~~39,598 million, respectively. The compensation costs amounting to ~~W~~1,385 million were recognized as an expense for the six-month period ended June 30, 2015, and the compensation costs from share grants of ~~W~~1,007 million were reversed during the six-month period ended June 30, 2014.

25. Net non-operating expenses

The details of non-operating income and expenses for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Non-operating income
Others	~~W~~	889	~~W~~	890	~~W~~	—	~~W~~	119

		889		890		—		119

Non-operating expenses
Donation		508		703		434		622
Others		—		—		5		77

		508		703		439		699

Net non-operating income(expense)	~~W~~	381	~~W~~	187	~~W~~	(439)	~~W~~	(580)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

26. Income tax expense

The details of income tax expense for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014

Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(48)		(994)
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(13)		(8)

Tax expense	~~W~~	(61)	~~W~~	(1,002)

27. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	June 30, 2015
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding (B = A / 91)			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding (B = A / 181)			386,351,693

	June 30, 2014
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding (B = A / 91)			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding (B = A / 181)			386,351,693

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Basic earnings per share

(in Korean won and in number of shares)	June 30, 2015
	Three months		Six months
Profit(loss) attributable to ordinary shares[1] (C)	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693

Basic earnings(loss) per share (E = C / D)	~~W~~	(37)	~~W~~	735

(in Korean won and in number of shares)	June 30, 2014
	Three months		Six months
Profit (loss) attributable to ordinary shares[1] (C)	~~W~~	(28,749,844,732)	~~W~~	164,673,216,328
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693

Basic earnings (loss) per share (E = C / D)	~~W~~	(74)	~~W~~	426

[1]	Profit (loss) attributable to ordinary shares is the same as profit (loss) for the period in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit (loss) for diluted earnings per share:

(In Korean won)	June 30, 2015
	Three months		Six months
Profit(loss) attributable to ordinary shares	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820
Adjustment		—		—

Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In Korean won)	June 30, 2014
	Three months		Six months
Profit (loss) attributable to ordinary shares	~~W~~	(28,749,844,732)	~~W~~	164,673,216,328
Adjustment		—		—

Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(28,749,844,732)	~~W~~	164,673,216,328

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings (loss) per share:

(In number of shares)	June 30, 2015
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,388,324	1,514,543

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,740,017	387,866,236

(In number of shares)	June 30, 2014
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,245,132	1,307,648

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,596,825	387,659,341

Diluted earnings (loss) per share:

(in Korean won and in number of shares)	June 30, 2015
	Three months		Six months
Adjusted profit(loss) for diluted earnings(loss) per share	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(loss) per share		387,740,017		387,866,236

Diluted earnings(loss) per share	~~W~~	(36)	~~W~~	732

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(in Korean won and in number of shares)	June 30, 2014
	Three months		Six months
Adjusted profit (loss) for diluted earnings per share	~~W~~	(28,749,844,732)	~~W~~	164,673,216,328
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		387,596,825		387,659,341

Diluted earnings (loss) per share	~~W~~	(74)	~~W~~	425

28. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Due from financial institutions	~~W~~	62,280	~~W~~	30,739
Restricted due from financial institutions		(3)		(3)

	~~W~~	62,277	~~W~~	30,736

Significant non-cash transactions for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Changes in receivables and payables from consolidated tax	~~W~~	(92,520)	~~W~~	(74,396)
Changes in other receivables and other payables		(3,079)		(10,384)
Changes in other payables related with acquisition of KB Insurance Co., Ltd.		6,403		—

Cash inflows and outflows due to interest and dividends for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	Activity	June 30, 2015		June 30, 2014
Income tax paid	Operating	~~W~~	96	~~W~~	—
Interest received	Operating		1,226		1,374
Interest paid	Operating		10,528		8,116
Dividends received	Operating		616,166		208,517
Dividends paid	Financing		301,354		193,176

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

29. Contingent liabilities and Commitments

The commitments made with financial institutions as of June 30, 2015 and December 31, 2014, are as follows:

(in millions of Korean won)		June 30, 2015				Dec. 31, 2014
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—
	Korea Development Bank		300,000		—		300,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		~~W~~	450,000	~~W~~	—	~~W~~	450,000	~~W~~	—

Other Matters(including litigation)

a) The Company faces two lawsuits (as the defendant) involving aggregate damages of ~~W~~56 million, which are still pending as of June 30, 2015.

b) In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ~~W~~124,357 million for income taxes (including local income taxes), paid ~~W~~123,330 million, excluding local income taxes, and recognized local income taxes amounting to ~~W~~1,027 million as other payables. Meanwhile, the Company and Kookmin Bank, a subsidiary of the Company, appealed to the tax tribunal over the ~~W~~114,283 million in fines. The Company’s claim for this appeal amounts to ~~W~~89,284 million as of June 30, 2015.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

30. Related Party Transactions

Significant related party transactions for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)			June 30, 2015		June 30, 2014
Subsidiaries	Kookmin Bank	Interest income	~~W~~	1,434	~~W~~	1,228
		Net other operating income		230,496		158,517
		General and administrative expenses		646		831
	KB Kookmin Card Co., Ltd	Net non-operating income		1		1
	KB Life Insurance Co., Ltd.	General and administrative expenses		49		—
	KB Investment & Securities Co., Ltd.	Fee and commission expense		—		313
	KB Asset Management Co., Ltd	Net other operating income		80,000		50,000
	KB Capital Co., Ltd.	Gains on financial instruments at fair value through profit or loss		653		—
		Losses on financial instruments at fair value through profit or loss		705		—
		Net other operating income		5,031		—
	KB Investment Co., Ltd.	Interest Income		44		200
	KB Data Systems Co., Ltd.	General and administrative expenses		462		462

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)			June 30, 2015		Dec. 31, 2014
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	62,280	~~W~~	30,739
		Other assets		130,201		224,755
		Other liabilities		320		465
	KB Kookmin Card Co., Ltd	Other assets		42,259		352,273
		Other liabilities		224		267
	KB Investment & Securities Co., Ltd.	Other assets		11,191		3,038
		Other liabilities		770		3,563
	KB Life Insurance Co., Ltd.	Other assets		1,369		826
		Other liabilities		13,278		11,967
	KB Asset Management Co., Ltd	Other assets		8,230		9,617
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		49,295		—
		Other assets		310		172

	KB Savings Bank Co., Ltd	Other assets		1,966		81
		Other liabilities		—		21
	KB Real Estate Trust Co., Ltd	Other assets		3,124		6,120
	KB Investment Co., Ltd.	Loans		—		10,000
		Other assets		220		715
		Other liabilities		15		—
	KB Credit Information Co., Ltd	Other assets		232		238
		Other liabilities		9		68
	KB Data Systems Co., Ltd.	Other assets		300		216
		Other liabilities		78		97
Associate	KB Insurance Co., Ltd	Other assets		794		—

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 9 and 10 for details on subsidiaries and associate.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Unused commitments by related parties as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)			June 30, 2015		Dec. 31, 2014
Subsidiaries	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	50,776	~~W~~	1,133

Compensation to key management for the six-month periods ended June 30, 2015 and 2014, consists of:

(In millions of Korean won)	June 30, 2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	341	~~W~~	—	~~W~~	—	~~W~~	526	~~W~~	867
Registered director (non-executive)		295		—		—		—		295
Non-registered director		1,086		7		163		859		2,115

	~~W~~	1,722	~~W~~	7	~~W~~	163	~~W~~	1,385	~~W~~	3,277

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	June 30, 2014
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	(149)	~~W~~	17	~~W~~	—	~~W~~	(1,443)	~~W~~	(1,575)
Registered director (non-executive)		373		—		—		(15)		358
Non-registered director		1,352		26		—		451		1,829

	~~W~~	1,576	~~W~~	43	~~W~~	—	~~W~~	(1,007)	~~W~~	612